 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)1

Actinium Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00507W107
(CUSIP Number)

April 22, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.001 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

2

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,448,693 shares of Common Stock 3,831,137 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.7%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

3

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

4

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

5

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

6

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,562,785 shares of Common Stock 4,814,250 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

7

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,500,000 shares of Common Stock
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		19,455,778 shares of Common Stock* 8,645,387 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,500,000 shares of Common Stock
	8	SHARED DISPOSITIVE POWER

19,455,778 shares of Common Stock* 8,645,387 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,955,778 shares of Common Stock* 8,645,387 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 6,448,693 shares of Common Stock owned by Bigger Capital, 3,831,137 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, 9,562,785 shares of Common Stock owned by District 2 CF, 4,814,250 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF, 1,444,300 shares of Common Stock through an IRA held by Patricia Winter, the spouse of Mr. Bigger and an aggregate of 2,000,000 shares of Common Stock through an IRA held by the sons of Mr. Bigger. The aggregate amount owned by Mr. Bigger includes 1,500,000 shares of Common Stock held by Mr. Bigger through an IRA which are reflected as Mr. Bigger having sole voting and sole dispositive control in the table above. As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

8

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,444,300 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0 shares*
PERSON WITH	7	SOLE DISPOSITIVE POWER

1,444,300 shares
	8	SHARED DISPOSITIVE POWER

0*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,444,300*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 1,444,300 shares of Common Stock held through an IRA. Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter.

9

CUSIP No. 00507W107

1	NAME OF REPORTING PERSON

Eric Schlanger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		224,067 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		9,562,785 shares of Common Stock* 4,184,250 shares of Common Stock issuable upon exercise of Warrants (See item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

224,067 shares
	8	SHARED DISPOSITIVE POWER

9,562,785 shares of Common Stock* 4,184,250 shares of Common Stock issuable upon exercise of Warrants (See item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,562,785 shares of Common Stock* 4,184,250 shares of Common Stock issuable upon exercise of Warrants (See item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.5%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 9,562,785 shares of Common Stock held by Mr. Schlanger and District 2 Capital Fund LP respectively and with respect to the aggregate amount 224,067 shares of Common Stock owned directly by Mr. Schlanger. The Warrants consist of Warrants to purchase 4,814,250 shares of Common Stock held by District 2 Capital Fund LP. which are not exercisable due to certain exercise limitations, which provide that the Warrants may not be exercised if, after such exercise, the Reporting Person or affiliates of the Reporting Person would beneficially own more than 4.99% of the number of shares of Common Stock outstanding. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker is less than the number of securities reported in rows (6), (8) and (9).

10

CUSIP No. 00507W107

This Amendment No. 2 to Schedule 13G is being filed to reflect a change in the beneficial ownership since the initial filing of the Schedule 13G.

Item 1(a).	Name of Issuer:

Actinium Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 Madison Avenue
7th Floor
New York, New York 10016

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 Capital LP (“District 2”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

11

CUSIP No. 00507W107

District 2 GP LLC (“District 2 GP”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)
175 W. Carver Street
Huntington, NY 11743
Citizenship: Delaware

Michael Bigger
175 W. Carver Street
Huntington, NY 11743
Citizenship: USA

Patricia Winter
175 W. Carver Street
Huntington, NY 11743
Citizenship: Austria

Eric Schlanger
175 W. Carver Street
Huntington, NY 11743
Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”).

Item 2(e).	CUSIP Number:

00507W107

12

CUSIP No. 00507W107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 31, 2019, Bigger Capital beneficially owned 6,448,693 shares of Common Stock, and an aggregate of 3,831,137 shares of Common Stock currently issuable upon the exercise of Warrants with exercise prices ranging from $.5 per share to $1.05 per share (collectively the “Warrants”). As described below, the Warrants contain a 4.99% beneficial ownership limitation.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 6,448,693 shares of Common Stock and 3,831,137 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Bigger Capital.

13

CUSIP No. 00507W107

As of December 31, 2019, District 2 CF beneficially owned 9,562,785 shares of Common Stock, and 4,814,250 shares of Common Stock issuable upon the exercise of Warrants owned by District 2 CF. As described below, the Warrants contain a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 9,562,785 shares of Common Stock beneficially owned by District 2 CF and the 4,814,250 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 9,562,785 shares of Common Stock beneficially owned by District 2 CF and the 4,814,250 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 9,562,785 shares of Common Stock beneficially owned by District 2 CF and the 4,814,250 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 6,448,693 shares of Common Stock beneficially owned by Bigger Capital, (ii) 9,562,785 shares of Common Stock beneficially owned by District 2 CF, (iii) 3,831,137 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, and (iv) 4,814,250 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF. Mr. Bigger also through his IRA owns 1,500,000 shares of Common Stock and may be deemed the beneficial owner of 1,444,300 shares of Common Stock owned by his spouse Patricia Winter through an IRA and an aggregate of 2,000,000 shares held by his sons through IRAs.

Ms. Winter holds 1,444,300 shares through an IRA.

Mr. Schlanger, as a partner of District 2 Holdings, may be deemed to beneficially own the (i) 9,562,785 shares of Common Stock beneficially owned by District 2 CF and (ii) 4,814,250 shares of Common Stock issuable upon exercise of warrants beneficially owned by District 2 CF. Mr. Schlanger also owns 224,067 shares of Common Stock.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings, Mr. Bigger and Mr. Schlanger disclaims beneficial ownership of the shares of Common Stock beneficially owned by District 2 CF, Mr. Bigger disclaims beneficial ownership of the shares held by Patricia Winter and his sons, and Ms. Winter disclaim beneficial ownership of the shares of Common Stock held by Mr. Bigger. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

14

CUSIP No. 00507W107

(b)	Percent of class:

The following percentages are based on 385,343,700 shares of Common Stock outstanding as of April 21, 2020, as represented in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 22, 2020.

As of the close of business on April 22,2020, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 1.7% of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 2.5% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 5.4% of the outstanding shares of Common Stock, (iv) Ms. Winter may be deemed to beneficially own less than one percent of the outstanding Common Stock and (v) Mr. Schlanger may be deemed to beneficially own 2.5% of the outstanding Common Stock.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Blockers. Because Mr. Bigger beneficially owns over 5% of the outstanding Shares and the Blockers apply to shares held by members of a group, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the Blockers.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

15

CUSIP No. 00507W107

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings, Mr. Bigger and Mr. Schlanger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Ms. Winter and his sons.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1. Previously filed with the initial Schedule 13G filed by the Reporting Persons.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

16

CUSIP No. 00507W107

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2020

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
District 2 Capital LP

District 2 Capital Fund LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	District 2 Holdings LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
District 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	Michael Bigger

/s/ Patricia Winter
PATRICIA WINTER

/s/ Eric Schlanger
ERIC SCHLANGER

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